

August 19, 2011

Via Facsimile
Ms. Marcela Aparecida Drehmer Andrade
Braskem S.A.
Av. Das Nacoes Unidas, 8,501
Sao Paulo, SP-CEP 05425-070 Brazil

  Re: Braskem S.A.
    Form 20-F for the fiscal year ended December 31, 2010
    Filed June 10, 2011
    File No. 1-14862

Dear Ms. Drehmer:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 4. Information on the Company, page 18

1. We note that in addition to earning revenues from domestic sources, you also earn revenue from exports. In particular, we note that 21.3% of the sales volume of your Basic Petrochemicals Unit in 2010 was derived from export sales, and that this includes exports mainly to customers in the United States and Europe, but also South America and Asia. Similarly, in 2010, your Polyolefins Unit attributed 30.1% of its 2010 sales volume to export sales, and that you have sales offices in Argentina, The Netherlands, the United States, Chile, Columbia and Singapore. Please tell us what consideration you have given to reporting sales for each of your business units or segments in distinct geographic markets, rather than simply as "export sales" in response to Item 4.B.2 of Form 20-F. Particularly with respect to the larger units where your products are exported to geographically and economically diverse countries or regions, it may be useful for investors to understand the makeup of your export sales.

Environmental Laws in the United States, page 76

2.   We note that you have included disclosure that you are in compliance in all material
        respects with applicable Brazilian environmental laws and regulations currently in effect,
        however similar disclosure does not appear in this section with respect to environmental
        laws in the United States. With a view towards disclosure in future filings, please tell us
        whether the company is in compliance with all United States environmental laws.

Fiscal Council, page 126

3.   We note that you have a Fiscal Council that performs functions similar to an audit
        committee. With a view toward disclosure in future filings, please elaborate on the duties
        that the Council performs. Please include a summary of the terms of reference under
        which the Council operates. Please also include similar information regarding the
        company's personnel and organization committee, which we understand considers
        matters related to management's remuneration, as required by Item 6.C.3 of Form 20-F
        and Instructions to Item 6.C. Please show supplementally us what your disclosure in
        response to this comment would have looked like with respect to your 2010 Form 20-F.

Consolidated Financial Statements
Consolidated Statement of Changes in Equity, page F-8

4.   Please tell us how and why you determined it was appropriate to reflect adjustments to
        adopt IFRS that related to price level accounting under IAS 29 in other comprehensive
        income.

Consolidated Statement of Cash Flows, page F-9

5.   Please explain to us why certain amounts related to available for sale and held to maturity
        investments are included in net cash provided by operating activities. Reference IAS
        7.15.

2.11 Property, plant and equipment, page F-26

6.   With a view towards future disclosure, please provide us the following information:
        • Your measurement and depreciation policies for land. Reference IAS 16.58-59.
        • Your measurement and deprecation policies for projects in process. Reference IAS
          16.55.
        • A more specific and comprehensive discussion of the nature of your shutdown
          activities and your determination that the associated costs can be capitalized, as well
          as the amounts capitalized during each period presented. Reference IAS 16.16-22.
        • The amounts you expensed for repair and maintenance during each period
          presented.

- Your policy for revaluations. Reference IAS 16.31-42.
- Confirm that you annually review residual values, useful lives and depreciation methods as required by IAS 16.51 and 61.

2.22 Sales revenue recognition, page F-31

7.   With a view towards future disclosure, please address the following items:
- Clarify for us whether there are circumstances in which the fair value of the consideration received is different from the amount of cash or cash equivalents received or receivable. Reference IAS 18.11.
- Clarify whether you have recognized revenue related to any arrangements for which you have continuing managerial involvement. If revenue has been recognized, please provide us with a specific and comprehensive discussion of the nature of your continuing managerial involvement and how you determined it was appropriate to recognize revenue.
- Clarify the timing when risks and benefits are substantially transferred to the buyer. In this regard, it is unclear if this occurs upon delivery.

5. Business Combinations, page F-5

8.   For each acquisition that resulted in a gain, please provide us with a more specific and comprehensive discussion regarding the underlying reasons that led to the gain. Please ensure that you revise your disclosures in future filings to more fully discuss these matters. Reference paragraph B64(n)(ii) of IFRS 3.

9.   For each acquisition that resulted in a gain, please tell us how you ensured that you correctly identified all assets acquired and liabilities assumed. Reference paragraph 36 of IFRS 3.

5.1 Quattor Participacoes S.A., page F-50

10.   With a view towards future disclosure, please address the following items:
- Describe the terms of the BNDESPAR put option and other obligations and how they were initially valued. In addition, based on your disclosure on page 26 it appears that the option was exercised in August 2010. Please clarify if there was any change in the value of the option from the initial measurement date to when it was exercised.
- We note that on the acquisition date you were obligated to acquire all remaining non-controlling interests. Based on your disclosure on page 26, it appears that these interests were acquired in August 2010. Please clarify how you accounted for the acquisition of these non-controlling interests. Please more fully explain to us your basis for concluding that all events under the Investment Agreement should be accounted for on April 30, 2010.

- We note that you initially acquired a 60% voting interest. Please clarify if and how your voting interests changed subsequent to the acquisition date.
- Provide a more specific and comprehensive discussion regarding the underlying reasons regarding why the acquisition resulted in a gain. Reference paragraph B64(n)(ii) of IFRS 3.
- Please tell us how you ensured that you correctly identified all assets acquired and liabilities assumed. Reference paragraph 36 of IFRS 3.
- We note in your tabular disclosure that you allocated 7,531,158 to property, plant and equipment. Please help us understand how this amount reconciles to your statement on page F-52 that property, plant and equipment at fair value totaled 1,492,091 at April 30, 2010.
- Provide us a more specific description of the nature of the amounts included in other non-current liabilities.

9. Inventories, page F-60

11. Please revise future filings to separately present amounts related to finished products and work in process. Reference IAS 2.37.

10. Related Parties, page F-61

12. Please revise future filings to present disclosures on a comparative basis. Reference IAS 1.38-39.

15 Intangible Assets, page F-70

13. We note that your Polyolefins and Vinyls business units are both cash generating units and reportable segments. With a view towards future disclosure, please tell us how you determined that cash generating units do not exist at a level lower than your reportable segments. Reference IAS 36.80.

22. Sundry Provisions, page F-101

14. For each class of your sundry legal provisions, please provide us, and include in future filings, all the disclosures required by IAS 37.85.

25. Contingencies, page F-109

15. With a view towards future disclosure, please confirm to us that you have included a discussion of each contingent liability unless the possibility of an outflow in settlement is remote or disclosure could be seriously prejudicial. Reference IAS 37.86 and IAS 37.92.

16.   With a view towards future disclosure, please provide us a specific and comprehensive discussion of the uncertainties related to the amounts or timing of outflows from your liabilities as well as a discussion of the possibility of reimbursement. Reference IAS 37.86.

17.   With a view towards future disclosure, please provide us with your assessment of what represents a contingency and when you record a provision related to a contingency. In addition, please clarify for us your use of outside advisors and whether or not the advisors use the criteria in IAS 37 to determine if a negative outcome is probable.

27. Earnings per Share (EPS), page F-116

18.   With a view towards future disclosure, please clarify how you determined the weighted average number of shares used in your calculation of both basic and diluted earnings per share. In this regard, we note your disclosure that basic EPS is calculated using common shares outstanding and diluted EPS is calculated using common shares outstanding and the potential conversion of certain preferred shares. However, your tabular disclosures include common shares and preferred Class A shares in the weighted average shares used to compute basic and diluted EPS. Please clarify the terms of each class of your stock and explain why the preferred Class A shares are included in basic and diluted EPS calculations. Reference IAS 33.70.

28. Segment Information, page F-116

19.   Please provide us, and include in future filings, disclosures regarding your products and services as required by paragraph 32 of IFRS 8.

Exhibits

20.   We note that naphtha is a principal raw material that you use, directly or indirectly, in each of your business units, and that you purchase it under contracts with Petrobras. We also note that you are highly dependent on Petrobras to supply you with propylene. Please tell us supplementally what consideration you have given to filing these contracts as exhibits to your Form 20-F. Please see the requirement to file material contracts upon which you are substantially dependent in paragraph 4(b)(ii) of the Instructions as to Exhibits in Form 20-F.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Marcela Aparecida Drehmer Andrade
Braskem S.A.
August 19, 2011
Page 6

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief